UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Pervasive Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

715710109

(CUSIP Number)

December 31, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715710109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ron R. Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,455,816 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 1,455,816 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,816

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Pervasive Software Inc.
	(b)	Address of Issuer's Principal Executive Offices 12365 Riata Trace Parkway Building II Austin, Texas 78727

Item 2.
	(a)	Name of Person Filing This Statement is filed by Ron R. Harris.
	(b)	Address of Principal Business Office or, if none, Residence 12365 Riata Trace Parkway Building II Austin, Texas 78727
	(c)	Citizenship Mr. Harris is a United States citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 715710109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1998:
(a) Amount beneficially owned: 1,455,816 shares.
(b) Percent of class: 9.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,455,816 shares.
(ii) Shared power to vote or to direct the vote 0 shares.
(iii) Sole power to dispose or to direct the disposition of 1,455,816 shares.
(iv) Shared power to dispose or to direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2002

		By:	/s/ Ron R. Harris